

November 25, 2013

Via Facsimile
Todd S. Hyatt
Chief Financial Officer
IHS, Inc.
15 Inverness Way East
Englewood, CO 80112

> **Re: IHS, Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2012**
> **Filed January 18, 2013**
> **File No. 1-32511**

Dear Mr. Hyatt:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us about contacts with Syria, Sudan and Cuba since your letter to us dated March 11, 2010. In this regard, you disclose in the 10-K that you operate in the Middle East, Africa and Latin America, regions that include those countries.   As you know, Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Recent news articles discuss that IHS Global Insight provides analyses and publishes articles relating to Syria, Sudan and Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan or Cuba since your prior letter, whether directly or through subsidiaries, affiliates or other indirect means.

    For instance, a 2013 news article reports that you announced a partnership with John

Wiley & Sons. Wiley discloses in its latest Form 10-K that it sells products to customers in Syria, Sudan and Cuba. A 2011 news article reports that you acquired Seismic Micro-Technology and its KINGDOM software. A 2009 article reports that India's Oil and Natural Gas Corporation's subsidiary ONGC Videsh Limited at that time ran KINGDOM software and had projects in Syria, Sudan and Cuba. Your response should describe any services, transactions or products you have provided to or received from Syria, Sudan and Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2. Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-

3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance